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STEPHEN H. BIER stephen.bier@dechert.com +1 212 698 3889 Direct +1 202 261 3092 Fax

June 24, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Sheila Stout and Mr. John Grzeskiewicz

Re:	Federated World Investment Series, Inc. (File Nos. 033-52149, 811-07141)
Registration Statement on Form N-14

Dear Ms. Stout and Mr. Grzeskiewicz:

This letter responds to accounting comments that Ms. Stout provided to Stephen H. Bier and J. Matthew Thornton of Dechert LLP in a telephonic conversation on June 6, 2011 and legal comments that Mr. Grzeskiewicz provided to Stephen H. Bier in a telephonic conversation on June 17, 2011, all provided in connection with the registration statement on Form N-14 (the “Registration Statement”) for Federated International Leaders Fund (the “Federated Fund”), a series of Federated World Investment Series, Inc. (the “Registrant”), filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on May 26, 2011. The Registration Statement was filed in connection with a proposed reorganization in which the Federated Fund would acquire all of the assets of Tributary International Equity Fund (the “Tributary Fund” and, together with the Federated Fund, the “Funds”), a series of Tributary Funds, Inc., in exchange for Institutional Shares of the Federated Fund (the “Reorganization”).

We have summarized your comments below, followed by the Registrant’s responses. These changes will be reflected in a revised Registration Statement, which will be filed via EDGAR pursuant to Rule 497(c) under the Securities Act of 1933, as amended (the “1933 Act”), on or after June 27, 2011.

Comments provided on June 6, 2011

General Comments

1.	Comment: Please include the “Tandy” representations in your correspondence addressing the comments from the SEC staff.

US    Austin  Boston  Charlotte   Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC    EUROPE  Brussels  Dublin  London   Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

June 24, 2011 Page 2

Response: The “Tandy” representations are set forth at the end of this letter.

2.	Comment: Please include your “North American Security Trust” analysis on which of the Funds should be the accounting survivor in your correspondence addressing the comments from the SEC staff.

Response: The staff of the SEC (the “Staff”) has instructed that, in determining the accounting survivor of a business combination involving investment companies, funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund, if any, the surviving fund most closely resembles.[1] The Staff in North American Security Trust further instructs that, among other factors, funds should compare their investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition.

With respect to the proposed Reorganization, Federated Global Investment Management Corp, the investment adviser to the Federated Fund (the “Federated Adviser”), will continue to serve the surviving Federated Fund in this capacity after the Reorganization. Second, the investment objectives, policies and restrictions of the Federated Fund will continue unchanged for the surviving Federated Fund after the Reorganization. Third, the expense structure of the surviving Federated Fund will more closely resemble that of the Federated Fund after the Reorganization, because the Federated Fund’s existing contractual arrangements with service providers will remain in place. Fourth, the portfolio of the surviving Federated Fund will more closely resemble and be consistent with that of the Federated Fund after the Reorganization. Fifth, the Federated Fund’s assets are currently larger than those of the Tributary Fund. Given these factors, the Registrant believes that the Federated Fund should be considered the accounting survivor, and that its performance track record should continue after the Reorganization.

Prospectus/Proxy Statement Comments

3.	Comment: In the fee table found in the Prospectus/Proxy Statement, please note that only effects of contractual fee waivers and expense reimbursement arrangements may be reflected in the fee table. Accordingly, please show the effects of the Federated Fund’s fee waivers and expense reimbursements in footnote 2 rather than in the fee table itself, or else revise the footnote to clarify that the arrangement in place for the Federated Fund is contractual in nature.

[1]	See North American Security Trust, SEC No-Action Letter (Aug. 5, 1994)(“North American Security Trust”).

June 24, 2011 Page 3

Response: The Registrant believes that the fee table and its accompanying footnotes are in compliance with the requirements of Instruction 3(e) to Item 3 of Form N-1A and accordingly, Item 3(a) of Form N-14. The Federated Adviser has an arrangement with the Federated Fund that is designed to put into place a “fee limit” for at least one year from the effective date of the Registration Statement. The Federated Adviser believes that it is appropriate to characterize this arrangement as “voluntary”, because the board of directors of the Registrant did not require the Federated Adviser to agree to the arrangement. In accordance with the requirements of Instruction 3(e) to Item 3 of Form N-1A, this footnote 2 to the fee table states that the Federated Adviser and its affiliates do not anticipate terminating the arrangement or increasing the fee limit prior to the termination date (which is expected to be at least one year from the effective date of the Registration Statement), and that the arrangement may only be terminated, or the fee limit increased, prior to such time with the agreement of the Registrant’s board of directors. Thus, the Registrant believes that no changes to the fee table or footnote 2 are necessary, and respectfully declines to take this comment.

4.	Comment: In the fee table found in the Prospectus/Proxy Statement, please provide an estimate of the reorganization expenses and who is responsible for paying them.

Response: In the section headed “Information About the Reorganization—Description of the Agreement and Plan of Reorganization” in the Prospectus/Proxy Statement, it states: “All fees and expenses incurred directly in connection with the consummation of the Reorganization and the transactions contemplated by the Plan will be borne by the investment advisers to the Funds or their affiliates, as agreed between them, without regard to whether the Reorganization is consummated, provided, however, that the Federated Fund shall bear expenses associated with the qualification of Federated Fund shares for sale in the various states.” Because the Funds are not bearing the costs of the Reorganization (except for these share registration costs, which are expected to be an immaterial amount), an estimate of the reorganization expenses is not required by Item 3 of Form N-1A or Item 3(e) of Form N-14. The Registrant respectfully declines to take this comment.

5.	Comment: In the expense example found in the Prospectus/Proxy Statement, please revise the Federated Fund and the pro forma figures, as fee waivers and expense reimbursements must be contractual in order to be reflected. In addition, please revise the figures for the Tributary Fund, as its contractual management fee waiver will not be in effect for at least a year from the effective date of this Registration Statement.

June 24, 2011 Page 4

Response: With respect to your request to revise the figures for the Federated Fund (including the pro forma combined figures), the Registrant respectfully declines to take the comment. Consistent with the response to Comment 3 above, the Registrant believes that the expense example calculations for the Federated Fund (including the pro forma combined figures) are in compliance with the requirements of Instruction 4(a) to Item 3 of Form N-1A and accordingly, Item 3(a) of Form N-14, because the fee limit arrangement is designed to remain in place for at least one year from the effective date of the Registration Statement.

With respect to your request to revise the figures for the Tributary Fund, the Registrant recognizes that a strict reading of the provisions of Form N-1A and Form N-14 cited above contemplates calculating the Tributary Fund’s expense example figures using the gross “Total Annual Fund Operating Expenses” figure for all time periods. However, the Registrant believes that incorporating the Tributary Fund’s fee waiver arrangement for the first year only—as it is doing for the Federated Fund and the pro forma combined figures—would provide a more fair and meaningful comparison for the shareholders of the Tributary Fund that will be considering the desirability of the proposed Reorganization.

Statement of Additional Information (“SAI”) Comments

6.	Comment: In the “Pro Forma Combining Portfolio of Investments” in the SAI, if any securities of the Tributary Fund (i) will need to be sold because of differences in investment policies of the Funds, or (ii) are otherwise expected to be sold to facilitate the transaction, please reflect this in an “adjustments” column, and also provide an estimate of any gains or losses that would result from such sales. If no securities of the Tributary Fund would need to be sold because of differences in investment policies of the two Funds, please include a footnote stating this.

Response: The Registrant has addressed this comment by adding a footnote to this presentation stating that (i) all of the securities of the Tributary Fund are eligible to be acquired by the Federated Fund; and (ii) each Fund’s portfolio is subject to adjustments in the ordinary course of business or in contemplation of the Reorganization, and the Federated Fund may sell certain acquired portfolio securities after the Reorganization. The footnote will also include a cross reference to that section of the Prospectus/Proxy Statement containing additional information. The Registrant believes that this approach is consistent with the approach taken by other registrants in recent registration statement filings made on Form N-14 (see, e.g., the Combined Statement of Additional Information filed by Dreyfus Research Growth Fund, Inc. pursuant to Rule 497 of the 1933 Act on May 27, 2011, Accession Number 0000899681-11-000219).

June 24, 2011 Page 5

7.	Comment: In the “Notes to Pro Forma Financial Statements” in the SAI, in Note 4 please provide the necessary capital shares information as outlined in the Investment Company Institute’s “Fund Mergers” white paper.

Response: The Registrant has incorporated this comment.

8.	Comment: In the “Notes to Pro Forma Financial Statements” in the SAI, in Note 5 please indicate whether the transaction is expected to be a tax-free reorganization. In addition, please indicate any capital loss carryovers for both Funds and whether there will be any limitations on the amount of carryover that may be transferred to the Federated Fund.

Response: The Registrant has incorporated this comment.

Comments Provided on June 17, 2011

9.	Comment: In the Prospectus/Proxy Statement, please add disclosure addressing whether the board of directors of the Tributary Fund considered any alternatives to the proposed Reorganization.

Response: The Registrant has incorporated this comment.

10.	Comment: In the Prospectus/Proxy Statement, please add a statement that shareholders of the Tributary Fund may redeem their shares prior to the closing of the proposed Reorganization.

Response: The Registrant has incorporated this comment.

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The Registrant hereby makes the following representations:

•	The action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

The action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

June 24, 2011 Page 6

•

The Registrant may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                *                 *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (212) 698-3889 or Matthew Thornton at (202) 261-3377.

Sincerely,

/s/ Stephen H. Bier

Stephen H. Bier

cc:	Edward C. Bartley
Heather Froehlich